GAB AI Inc.



ANNUAL REPORT

700 N State Street
Clarks Summit, PA 18411
www.gab.com

This Annual Report is dated May 27th, 2020

BUSINESS

Description of Business

Gab AI Inc. is a free speech software company. We offer telecommunications and social networking services, namely, providing online chat rooms, direct messaging, videoconferencing, and electronic bulletin boards for the transmission of messages among users in the field of general interest. As of April 13, 2020, we had over 1,157,000 cumulative registered accounts and 3.7 million monthly visitors from around the world.

Who We Are

Gab AI Inc.'s mission is to protect free expression, decentralize the web, and democratize access to information for all people, everywhere. The company nurtures and attracts a community of people from around the world who are working together to build and use open source software products that preserve freedom of speech, individual sovereignty, and personal privacy for everyone on the internet.

Our Social Network

Gab Social is our open source social networking platform software. Gab.com is a Gab Social server operated by us. Gab.com has one principal moderation rule: regardless of whether Gab.com's administrators, outside activist pressure groups, "cancel culture" Internet mobs, foreign governments, or any other persons agree with any user's political viewpoints, we strive to ensure that, wherever possible, any user's political speech that is protected by the First Amendment of the U.S. Constitution will be allowed on the site, irrespective of whether we, as a company, agree with that speech or not. Political speech which is unlawful in the United States or not protected by the First Amendment is not permitted on the site.

Gab Groups

Our Gab Groups feature, built into Gab Social, allows users to connect around shared interests. GabPro members can create and moderate groups.

Gab Chat

Gab Chat is our end-to-end encrypted chat messaging product. Gab users can connect to Gab Chat with their Gab account and communicate in end-to-end encrypted private chats as well as public chat rooms of general interest.

Our Free Speech Web Browser

The Dissenter.com Web Browser ("**Dissenter Browser**") is Gab's open source, free speech-oriented web browser. Dissenter Browser was built to serve as the access and app distribution enabler of the free speech internet. Dissenter Browser comes with a built-in native ad blocker and a browser extension (the "**Dissenter Comment Extension**") that allows users to leave comments on any URL on the Web. Dissenter browser thus offers users a privacy-friendly, lightning-fast web browsing experience that also allows the user to comment on any URL as they surf the web.

Gab Trends

Gab Trends is our people-powered news aggregation product. As Gab users read, share, and engage with links across the web, the links with the most engagement begin to "trend" and are featured on the Trending pages on the Gab Trends site and other Gab web properties. Users can submit any link from across the web and leave comments on it as well as read with comments others have left in the past. Comments left on URLs submitted to Gab Trends are harmonized with our Dissenter Comment Extension.

Gab Pro

In March of 2017, we launched our online, premium-user subscription program, "Gab Pro". We collect subscription fees primarily from credit cards at the beginning of the subscription period. Subscription revenues are recognized ratably over the subscription period, ranging from one month to one year, net of estimated cancellations. As of February 2020, we had over 2,700 Gab Pro subscribers.

Dissenter Merchandise Shop

Gab sells a variety of merchandise including shirts, hats, mugs, and other consumer goods as a revenue stream. These products include but are not limited to our famous Make Speech Free Again hat.

Our Market and Industry

We welcome all people to speak freely. To defend themselves and promote their causes, marginalized and oppressed people need voices and the ability to publish online. To defend the free speech and privacy rights of any person, one must defend the free speech and privacy rights of every person, whether our management agrees with any individual person's beliefs or not.

As censorship undertaken by major platforms like Twitter and Facebook grows, particularly where this appears to be done at the behest of authoritarian foreign regimes, there is a risk that competitor social media networks' need to curry favor with foreign governments will effectively limit the scope of the free speech rights of American citizens who use those same platforms. Every American deserves a safe place to engage in public, and where necessary anonymous, legal expression.

Gab.com believes in American values around political freedom and strives to create a space on the Internet where enlightenment political values that informed the U.S. Constitution and Bill of Rights are safe. The site strives to protect all expression that is legal in the United States and to adhere to a content-neutral policy with regard to content moderation decisions. By adhering to these rules, and by basing our operations in the United States, we are a unique position to extend crucial American civil liberties protections to every corner of the planet.

As mainstream social networks continue to crack down on "objectionable content," remove or heavily moderate online comment sections, and censor dissenting views, we believe the need for alternative platforms will continue to rise. We believe the trend of "cutting the cord" will continue as the popularity of streaming content over the internet increases. This need increases still further as more and more people move online during the Coronavirus lockdown. We believe this migration onto the Internet, of persons who were not on it previously, will accelerate the fragmentation process of the social networking ecosystem into smaller niche communities with shared values and ideals, and codes of conduct that reflect those shared values.

Our Accomplishments

We launched into private invite-only beta in August 2016. As of April 13, 2020, we had more than 1,157,000 cumulative registered accounts from around the world and 3.7 million unique monthly visitors across our web properties. We believe that the vast majority of those accounts are unique users based on confirmed email addresses and unique IP addresses. However, there may be some users who register accounts with different e-mail addresses or switch IP addresses using a VPN, which we cannot account for in our data.

On February 24, 2019, Gab launched its new Dissenter.com web app and browser extension ("Dissenter"). Dissenter allows Gab users to create and participate in a comment section for any URL on the web, as well as share those comments on their timelines on gab.com.

In July 2019 we open sourced Gab Social, adopting the Mastodon/ActivityPub protocol used by the "Fediverse" of federated social networking services. Gab.com instantly became the largest server in the Fediverse and added hundreds of thousands of users since this transition. In May 2020 we updated our front-end to an in-house, open-source user interface that ceases ingesting data from the Fediverse.

In August and September 2019, Gab built an in-house email system to manage all emails sent from the site and eliminate third-party dependence and costs. This email system is now used across all Gab products to deliver news, generate sales, and communicate with our users.

In October 2019 we launched Gab Trends, our people-powered news aggregator. Gab Trends now has millions of readers and is one of Gab's fastest growing products.

In February 2020 we launched Gab Chat, our end-to-end encrypted chat messaging service.

Finally, Gab has been developing its new videoconferencing service, "ON Gab", throughout Q2 2020 and expects to launch the service in June, 2020. ON Gab is planned to be an encrypted, American-based teleconferencing product that puts American values and American users' privacy first. Its revenue model is based on subscriptions rather than data mining.

Competition

Our competition includes various social networking platforms such as Facebook and Twitter, messaging platforms such as Snapchat, Telegram, Signal, and WhatsApp, videoconferencing services such as Zoom, Houseparty and Google Hangouts, and other established communication services. We also face competition from alternative and new social networking platforms such as Minds and Parler.

Litigation

We are not currently involved in any legal proceedings.

On March 26, 2018, we provided written notice to StartEngine Crowdfunding, Inc. ("StartEngine") of our intention to bring a lawsuit against StartEngine for breach of contract.

Previous Offerings

In 2017, we raised approximately $1,070,000 through an offering under Regulation CF of the Securities Act, in connection with which we sold approximately 995,641 in shares of our Class A common stock for $1.10 per share.

In November 2018, we closed a Regulation CF offering of Class B Common Stock designated "GAB Tokens", in which we sold 250,576 shares of Class B Common Stock for aggregate consideration of $1,002,304.

In October 2019, we closed a private placement of securities pursuant to rule 506(c) of Regulation D in which we sold 7,192 shares of Series A Preferred Stock for aggregate consideration of $49,624.80.

In January 2020, we closed a convertible note for an aggregate consideration of $250,000.

RISK FACTORS

An investment in our shares involves a high degree of risk and many uncertainties. You should carefully consider the specific factors listed below, together with the other information included in this report, before purchasing our shares. If one or more of the possibilities described as risks below actually occur, our operating results and financial condition would likely suffer and the trading price, if any, of our shares could fall, causing investors to lose some or all of their investment. The following is a description of what we consider the key challenges and material risks to our business and an investment in our securities.

We may not be able to obtain adequate financing to continue our operations.

We may need to raise additional funds through the issuance of equity, equity-related, or debt securities in order to fund ongoing operations, continue research, development and design efforts, and otherwise grow our business. There can be no assurance that such financing will be available in sufficient amounts, when and if needed, on acceptable terms or at all. The precise amount and timing of the funding needs cannot be determined accurately at this time. If we are unable to raise the capital we need to grow our business it would have a material adverse effect on us.

Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of our existing common stock. In addition, if we need to raise more equity capital from the sale of equity securities, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment which could result in a dilution of your investment.

We have a limited operating history and have yet to earn a substantial profit or substantial operating revenue, which makes it difficult to accurately evaluate our business prospects.

We have limited assets, a limited operating history, and minimal operating revenue to date. We are still working on developing various features of our platform. Thus, our proposed business is subject to all the risks inherent in new business ventures. The likelihood of success must be considered in light of the expenses, complications, and delays frequently encountered with the start-up of new businesses and the competitive environment in which start-up companies operate.

Risks of borrowing.

We may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, results of operations or financial condition.

If we are unable to satisfy data protection, security, privacy, and other government- and industry-specific requirements, our growth could be harmed.

There are a number of data protection, security, privacy and other government- and industry-specific requirements, including those that require companies to notify individuals of data security incidents involving certain types of personal data. Security compromises could harm our reputation, erode user confidence in the effectiveness of our security measures, negatively impact our ability to attract new users, or cause existing users to stop using our Platform.

Our decision to accept and hold cryptocurrency, such as Bitcoin, may subject us to exchange risk and additional tax and regulatory requirements.

We sometimes accept subscription fees for our Platform, in the form of Bitcoin. Cryptocurrencies are not considered legal tender or backed by any government, and have experienced price volatility, technological glitches and various law enforcement and regulatory interventions. We have exchange rate risk as the risks that regulatory or other developments may adversely affect the value of the cryptocurrency or cryptocurrencies we hold. The uncertainties regarding legal and regulatory requirements relating to cryptocurrencies or transactions utilizing cryptocurrencies, as well as potential accounting and tax issues, or other requirements relating to cryptocurrencies could have a material adverse effect on our business.

Our financial statements include a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our investors and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Product improvements.

In order to compete, we need to rapidly make updates to and enhance our product offerings as the market demands. The development of such updates and enhancements to our platform will require capital funding, expertise of management and time and effort in order to be successful. It is possible that one or more of these contemplated updates or enhancements may never be developed or released. Even if successfully developed and released, such updates or enhancements may not be successful and may not result in an increase in revenue.

Government regulation, legislation, and censorship.

We are subject to local and international laws and regulations. Changes in current or future regulation or legislation could significantly increase the cost of operation, or even preclude it. An increase in government censorship of the internet could have a negative impact on our business.

We depend on certain third party providers, including web hosting providers, domain name registrars and payment processors, which have the right to terminate their services at any time. We have recently experienced service terminations which have adversely affected our business, and have experienced difficulties finding alternative providers. We could experience additional service disruptions in the future and may have difficulty finding alternative providers.

We rely on third-party service providers to operate our business, including domain name registrars and payment processors which may terminate services at any time. Any interruption, downtime or cancelation of such third-party services could have a negative impact on our ability to operate our business. The inability to secure and maintain third party service relationships, including webhosting platforms and payment processing, in the future could lead to downtime of our website and applications and impact our ability to collect subscription fees from our customers, either of which could harm relationships with our customers and materially adversely affect our business, prospects and operating results.

Unless we become completely independent of third-party services, we remain subject to the risk that third-party providers will be unable to meet our needs. We have a plan to establish our own hosting platform, to mitigate potential downtime from the cancellation of services from third party hosting platforms. There is a risk we may be unable to do so at prices or costs that are favorable to us.

Breaches of our systems.

Any breach of our systems, databases, or other information may have a significant legal and monetary impact on our business and reputation.

App store rejections.

Despite the fact that Gab is a content-neutral platform which hosts user-generated content, and permits only content which is legal in the United States, we have been repeatedly rejected from Apple's App Store for what Apple deems to be "objectionable content." We were removed from Google's Play Store for mobile devices for what Google deems to be "hate speech." The impact of these actions by third-parties has had an impact on our ability to grow our community and business. We have made efforts to mitigate this risk with our Dissenter browser extension by ensuring that the browser extension downloaded by the Google Chrome store will not link to content which contains words on a list of approximately 20 highly offensive epithets. Despite these efforts, Google Chrome and Mozilla both removed the Dissenter extension from their Chrome Extension and Firefox Add-On stores on or around April 11, 2019, for purportedly breaking each store's terms of service.

While our Dissenter browser extension may be manually downloaded from the Google Chrome and Firefox stores, and may also be downloaded manually, and the browser may be downloaded manually via our own self-hosted app store, the additional steps required to manually download an application makes it more difficult to acquire customers. Manual download of our product is currently not available on iOS mobile devices except via Progressive Web App. Therefore, customers that desire to access our platform on iOS devices must take a few extra steps to obtain an app using their mobile web browser, which is currently less user-friendly than an in-store mobile application. Although we are taking steps to mitigate the impact of app store bans, to the extent that we are unable to place our software products on the Google Play Store or the Apple Store, it could have a negative impact on our ability to grow our business and user base.

We depend on certain key personnel.

Our future success depends on the efforts of key personnel and consultants, especially our founder, Andrew Torba, and the need to attract and retain additional talent. The loss of services of any key personnel, or the inability to attract and retain additional talent, may have an adverse effect on our business. As a result of the controversial nature of our platform, we may have a difficult time attracting and retaining additional personnel, as such personnel may become the subject of personal harassment from activists and the mainstream media. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

We are particularly susceptible to negative press.

The company neither endorses nor condemns its users' speech. Our role is to act as a neutral platform for internet users around the world to express ideas, so long as their chosen form of expression is legal in the United States.

Nevertheless, due to the controversial nature of postings that sometimes appear on our free speech platform which do not violate our terms of service, we are particularly susceptible to negative publicity. For example, as a result of postings on our platform made by the perpetrator of a mass casualty event in 2018, we and our founder received a significant amount of negative press. The negative press resulting from this incident and any negative press resulting from any future activities on our platform could have a material adverse impact on our business, including, but not limited to, a decrease in subscribers, potential bans of our platform in foreign jurisdictions, the loss of third party service providers such as web hosting services and payment services, on which the operation of our platform depends, as well as the inability to retract and retain talent.

A majority of our Common Stock is owned by our CEO.

As of the date of this Annual Report, Andrew Torba, our sole officer and director, owns over 80% of the shares of our issued and outstanding Common Stock, and controls over 80% of our voting power. Therefore, Mr. Torba is able to control our management and affairs and most matters requiring stockholder approval, including, but not limited to, the election of directors and approval of significant corporate transactions. This concentration of ownership and voting power may have the effect of delaying or preventing a change in control, which may not be in the best interest of our other stockholders.

We are informed that the Attorney General of Pennsylvania's investigation of our company has ended.

On November 5, 2018, we were served with a document subpoena from the Attorney General of the Commonwealth of Pennsylvania issued under the authority of 71 P.S. § 307-3, which provides the Bureau of Consumer Protection authority to investigate matters relating to commercial and trade practices, which subpoena we responded to on November 19, 2018. We do not believe we violated any laws. Statements from the Pennsylvania Attorney General's office reported in the Pittsburgh Post-Gazette on or about October 16, 2019, indicates that the probe into our company has been dropped.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

The company is relying on the temporary final rules providing Relief for Form ID Filers and Regulation Crowdfunding and Regulation A Issuers Related to Coronavirus Disease 2019 (COVID-19). The company was unable to timely file due to reduced capacity of service providers assisting with the preparation of this report.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

Overview

Gab AI Inc., was incorporated on September 9, 2016, in the state of Delaware. Our headquarters are located in Clarks Summit, Pennsylvania. We offer a social network that empowers creators, supports free speech and defends the free flow of information online.

Results of Operation

Revenue decreased from $256,799 in 2018 to $145,272 in 2019. Cost of revenue increased from $147,774 in 2018 to $178,580 in 2019. As a result, the company's gross profit of $109,025 in 2018 fell to a gross loss of $33,308 in 2019.

Operating expenses increased from $518,517 in 2018 to $717,767 in 2019 due principally to an increase in general and administrative expenses from $333,175 in 2018 to $550,706 in 2019 related to higher payroll, accounting, legal, and contractor costs.

Other income decreased from $18,966 in 2018 to $0 in 2018, primarily due to lower donations. As a result of the foregoing, net loss increased from $390,956 in 2018 to $749,862 in 2019.

Liquidity and Capital Resources

Since our inception, we have relied on donations made by our users and advances from one of our founders for working capital. In 2017, we raised approximately $1,070,000 through an offering under Regulation CF of the Securities Act, in connection with which we sold 995,641 shares of our common stock. In November 2018, we also closed a Regulation CF offering of Class B Common Stock for $4.00 per Share, in which we sold 250,576 shares of Class B Common Stock in exchange for $1,002,304. In October 2019, we closed a private placement of securities pursuant to rule 506(c) of Regulation D in which we sold 7,192 shares of Series A Preferred Stock for aggregate consideration of $49,624.80. In January 2020 we issued a convertible note for $250,000.

As of December 31, 2019, we had $31,255 in cash, primarily as a result of funds received in connection with revenue and recent closing of an investment round for Series A Preferred Stock. We had an accumulated deficit of $1,331,413 as of December 31, 2019. We expect to incur additional costs for the development and maintenance of our networking platform, along with general operations. We intend to continue funding our operations through revenue, donations, and additional debt and equity financing.

As a result of certain postings on our platform posted by the perpetrator of a mass casualty event, on October 27, 2018 and November 7, 2018, two of our payment processors terminated their services with us. This resulted in an approximately 90% decline in payments for our subscription services. For most of 2019 we were unable to obtain payment processing services. Payment processing services were restored in November, 2019. The loss of approximately nine months of payment processing services resulted in a substantial decline in our revenue for 2019. In future, an inability to secure and maintain webhosting platforms and payment processing could lead to downtime of our website and applications and impact our ability to collect subscription fees from our customers, either of which could harm relationships with our customers and materially adversely affect our business, prospects and operating results.

Cash Flow

The following table summarizes selected items in our Statements of Cash Flows for the years ended December 31, 2019 and 2018:

		Year Ended December 31,		
		2019		2018
Net cash (used in) provided by:				
Operating activities	$	(808,995)	$	(371,962)
Investing activities	$	(11,929)	$	(340,985)
Financing activities	$	166,140	$	761,695

Operating Activities

Cash used in operating activities increased to $808,995 from $371,962 for the years ended December 31, 2019 and 2018, respectively. The increase in cash used in operating activities was primarily due to a higher net loss and changes in working capital usage.

Investing Activities

Cash used in investing activities decreased to $11,589 from $340,985 for the years ended December 31, 2019 and 2018, respectively. The decrease in cash used in investing activities was due to the comparatively lower expense involved in the acquisition of additional web domains we purchased in 2019 such as dissenter.com and gabtrends.com.

Financing Activities

Cash provided by financing activities decreased to $166,140 from $761,695 for the years ended December 31, 2019 and 2018, respectively. The decrease in cash provided by financing activities was primarily due to the fact that the company engaged in less financing activity in 2019 than in previous years.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect the liquidity, capital resources, market risk support, and credit risk support or other benefits.

Plan of Operations

Throughout 2020, we intend to continue to build and improve our core Gab platform, community, and the business model of GabPro, including conducting market research into different protocols and application frameworks and technologies to support alternative in-house infrastructure. We anticipate that we will need $750,000, in addition to our current cash on hand, to complete our milestones. The extent to which we will be able to raise sufficient funds to achieve the milestones outlined above is dependent to a significant extent upon the funds we are able to raise from third party investors. If we do not raise a sufficient amount of funds from third party investors, we may not incur all the costs or complete all the milestones outlined below.

Estimated Completion Date	Task	Estimated Cost
Q2-2020	• Complete and deploy upgraded user interface for Gab Social. • Complete port of existing Gab Social infrastructure away from Mastodon architecture onto in-house FOSS architecture. • Launch ONGab videoconferencing service.	$250,000
Q-3 2020	• Develop mobile app solutions for ONGab. • Begin developing advertising platform for Gab web properties. • Expand sales team for GabPro offerings.	$250,000

| Q-4 2020 | • Continue refining core offerings and scaling advertising platform. | $500,000 |

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets forth information about our executive officers and directors.

Name	Position	Term of Office
Andrew Torba	Chief Executive Officer, Chief Financial Officer, Secretary and Director	September 9, 2016 – Present
Robert Colbert	Chief Technology Officer	March 1, 2019 – Present

There are no arrangements or understandings between our executive officers and directors and any other persons pursuant to which the executive officer or director was selected to act as such. There are no family relationships between any director or executive officer.

Andrew Torba has served as our Chief Executive Officer, Chief Financial Officer, Secretary and sole director, since our inception in September 2016. He leads our product and company vision, marketing, operations, and monetization. Prior to founding Gab AI Inc., Mr. Torba co-founded AutomateAds.com (Kuhcoon Inc,), a social media advertising technology startup, serving as the CEO between October 2011 and August 2016 and led the company through Y Combinator in 2015 as well as seed stage financing.

Robert Colbert has served as Gab AI Inc.'s Chief Technology Officer for Gab AI Inc since March 2019. Between November 2018, and March, 2019, he served as an Independent Contractor for Gab AI, Inc., where he was responsible for creating several products and migrating Gab to the HYDRA software architecture. Between June 2018 and November, 2018, he served as Lead Developer for theSCOREX, Inc., where he was responsible for architecting, implementing, and supporting the server systems for theSCOREX. Between June 2017 and June, 2018, he served as Chief Technology Officer for pontemedium.com, where he was responsible for building proprietary social media solutions focused on news, Twitter, and social media analytics. Between May 2017 and July 2017, he served as CTO/Platform Architect for Disobedient Media, where he was responsible for optimizing the company's publishing tools and building custom news publishing solutions.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our common stock (which includes our Class A Shares and Class B Common Stock), as of April 1, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding common stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Class A Common Stock	Andrew Torba	6,000,000	0	85.77 %
Class A Common Stock	All directors and officers as a group (1 person)	6,000,000	0	85.77 %

RELATED PARTY TRANSACTIONS

In August 2016, Andrew Torba, our Chief Executive Officer, Chief Financial Officer, Secretary, Director and majority stockholder, loaned us $5,000. The loan accrued no interest and was repaid in July 2017.

OUR SECURITIES

Our authorized capital stock consists of 14,000,000 shares of common stock, consisting of 11,725,000 shares of voting common stock, $0.0001 par value per share designated as "Class A Voting Common Stock" ("**Class A Common Stock**"), 275,000 shares of Class B non-voting common stock, $0.0001 par value per token, designated as "GAB Tokens," (referred to variously as "**Class B Common Stock**" or **"GAB Tokens"**), and Two Million (2,000,000) shares of non-voting common stock, par value $0.0001 per share, designated as "**Class C Common Stock**" (the "Class C Common Stock, and sometimes together with the Class A Common Stock and the Class B Common Stock, the "**Common Stock**"), and 4,000,000 shares of preferred stock, 1,500,000 shares of which are designated as "Series A Preferred Stock" ("**Series A Preferred Stock**," and sometimes together with the Common Stock, the "**Capital Stock**"). As of April 17, 2020, we had 6,995,641 shares of Class A Common Stock outstanding, 251,040 shares of Class B Common Stock outstanding, no shares of Class C Common Stock outstanding, and 7,192 shares of Series A Preferred Stock outstanding. We also have an outstanding warrant to purchase 50,000 shares of Class A Common Stock having an exercise price of $2.09 per share, and outstanding options to purchase 572,486 shares of Class A Common Stock having an exercise price of $0.157 per share.

Subject to any rights, preferences and privileges granted to the holders of Series A Preferred Stock and that may be granted to any holders of preferred stock that may in the future be authorized and issued, the holders of Class B Shares, together with the holders of Class A Shares, are entitled to receive pro rata dividends, if any, declared by our board of directors out of legally available funds. Upon our liquidation, dissolution or winding-up, and subject to any rights, preferences and privileges that may be granted to any holders of preferred stock that may in the future be authorized and issued, the holders of Class B Shares, together with the holders of Class A Shares, are entitled to share ratably in all assets that are legally available for distribution. For purposes of clarity, in connection with any dividends, liquidation, dissolution or winding up of the Company, each Class B Share shall be entitled to receive the same dividend or distribution to which each share of Class A Common Stock is entitled to receive.

The holders of our Class B Shares and Class A Shares have no preemptive, subscription, redemption or conversion rights.

The holders of Class A Shares are entitled to one vote per share. The holders of Class B Shares have no voting rights.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.


RESTRICTIONS ON TRANSFER


The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 20, 2020.

GAB AI INC.

By   /s/ Andrew Torba

Name: Andrew Torba

Title: Chief Executive Officer

CERTIFICATION

I, Andrew Torba, Chief Executive Officer of GAB AI Inc., hereby certify that the financial statements of GAB AI Inc. included in this Report are true and complete in all material respects.

GAB AI INC.

/s/ Andrew Torba

_____
Andrew Torba
Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

GAB AI INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2019 AND 2018

GAB AI INC.
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
TABLE OF CONTENTS

	PAGE
Balance Sheets	1
Statements of Operations	2
Statements of Cash Flows	3
Statements of Stockholders' Equity	4
Notes to Financial Statements	5

GAB AI INC.
BALANCE SHEETS
(UNAUDITED)

		December 31, 2019		December 31, 2018
ASSETS				
Current Assets				
Cash	$	31,255	$	686,039
Restricted cash		9,891		—
Prepaid expenses		600		600
Deferred offering costs		150,000		150,000
Other receivables		8,530		—
Other current assets		27,710		4,299
Total Current Assets		227,986		840,938
Noncurrent Asset				
Fixed assets		2,410		2,175
Intangible assets		365,834		355,494
Total Assets	$	596,230	$	1,198,607
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts payable	$	3,665	$	165
Accrued liabilities		1,756		—
Deferred revenue		28,181		52,092
Total Current Liabilities		33,602		52,257
Commitments and Contingencies (Note 4)				
Stockholders' Equity				
Class A voting common stock, par value $0.0001; 12,000,000 shares authorized; 6,995,641 shares issued and outstanding as of December 31, 2019		700		722
Class B non-voting common stock, par value $0.0001; 8,000,000 shares authorized; 261,317 shares issued and outstanding as of December 31, 2019		26		25
Series A preferred stock; 1,500,000 shares authorized; 7,192 shares issued and outstanding as of December 31, 2019		49,144		—
Additional paid-in capital		1,844,171		1,827,389
Subscription receivable		—		(100,213)
Accumulated deficit		(1,331,413)		(581,573)
Total Stockholders' Equity		562,628		1,146,350
Total Liabilities and Stockholders' Equity	$	596,230	$	1,198,607

The accompanying notes are an integral part of these unaudited financial statements.

1

GAB AI INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

	For the Year Ended December 31,			
	2019		**2018**	
Revenue	$	145,272	$	256,799
Cost of revenue		178,580		147,774
Gross (Loss) Profit		(33,308)		109,025
Operating Expenses				
Sales and marketing		44,184		37,772
General and administrative		550,706		333,175
Research and development		122,877		147,570
Total Operating Expenses		717,767		518,517
Operating Loss		(751,075)		(409,492)
Other (Income)				
Donation income		—		(18,966)
Unrealized gains		(1,213)		—
Loss Before Income Taxes		(749,862)		(390,526)
Provision for income taxes		—		430
Net Loss	$	(749,862)	$	(390,956)
Net Loss per Common Share – Basic and Diluted:	$	(0.10)	$	(0.04)
Weighted Average Common Shares Outstanding – Basic and Diluted		7,256,958		9,450,595

The accompanying notes are an integral part of these unaudited financial statements.

GAB AI INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

	For the Year Ended December 31,	
	2019	**2018**
Cash Flows From Operating Activities:		
Net loss	$ (749,862)	$ (390,956)
Adjustments to reconcile net loss to cash flows used in operating activities:		
Depreciation	1,354	825
Changes in operating assets and liabilities:		
Restricted cash	(9,891)	—
Prepaid expenses and other current assets	(31,941)	16,870
Accounts payable	3,500	(192)
Accrued liabilities	1,756	(2,305)
Deferred revenue	(23,911)	3,796
Net cash used in operating activities	(808,995)	(371,962)
Cash Flows From Investing Activities:		
Purchase of fixed assets	(1,589)	(3,000)
Acquisition of intangible assets	(10,340)	(337,985)
Net cash used in investing activities	(11,929)	(340,985)
Cash Flows From Financing Activities:		
Common stock issued for cash	139,074	968,471
Offering costs	(22,078)	(136,776)
Repurchase of common stock	—	(70,000)
Series A preferred stock issued for cash	49,144	—
Net cash provided by financing activities	166,140	761,695
Change in cash and cash equivalents	(654,784)	48,748
Cash, beginning of year	686,039	637,291
Cash, end of year	$ 31,255	$ 686,039
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ —	$ —
Cash paid for income taxes	$ —	$ 430

The accompanying notes are an integral part of these unaudited financial statements.

3

GAB AI INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
(UNAUDITED)

	Class A Voting Common Stock		Class B Non-Voting Common Stock		Series A Non-Voting Preferred Stock		Additional Paid-in Capital	Subscription Receivable	Accumulated Deficit	Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount				
December 31, 2017	9,995,641	$ 1,000	-	$ -	-	$ -	$ 981,391	$ (66,163)	$ (190,617)	$ 725,611
Receipt of subscription receivable	-	-	-	-	-	-	-	66,163	-	66.163
Common stock issued for cash	-	-	251,040	25	-	-	1,002,496	(100,213)	-	902.308
Offering costs	-	-	-	-	-	-	(86,776)	-	-	(86,776)
Repurchase of common stock	(2,781,250)	$ (278)	-	-	-	-	(69,722)	-	-	(70,000)
Net loss	-	-	-	-	-	-	-	-	(390,956)	(390,956)
December 31, 2018	7,214,391	$ 722	251,040	$ 25	-	$ -	$ 1,827,389	$ (100,213)	$ (581,573)	$ 1,146,350
Adjustment for shares cancelled in 2018	(218,750)	(22)	-	-	-	-	-	-	22	-
December 31, 2018 (as adjusted)	6,995,641	$ 700	251,040	$ 25	-	$ -	$ 1,827,389	$ (100,213)	$ (581,551)	$ 1,146,350
Common stock issued for cash	-	-	10,277	1	-	-	38,860	100,213	-	139,074
Preferred stock issued for cash	-	-	-	-	7,192	$ 49,144	-	-	-	49,144
Offering costs	-	-	-	-	-	-	(22,078)	-	-	(22,078)
Net loss	-	-	-	-	-	-	-	-	(749,862)	(749,862)
December 31, 2019	6,995,641	$ 700	261,317	$ 26	7,192	$ 49,144	$ 1,844,171	$ -	$ (1,331,413)	$ 562,628

The accompanying notes are an integral part of these unaudited financial statements.

4

GAB AI INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(UNAUDITED)

NOTE 1 – ORGANIZATION AND BUSINESS

Gab AI Inc. (which may be referred to as the "Company," "Gab," "we," "us," or "our") was incorporated on September 9, 2016 ("Inception") in the state of Delaware. The Company's headquarters are located in Clark's Summit, Pennsylvania.

Gab is a social network that empowers creators, supports free speech, and defends the free flow of information online. Gab stands for bringing folks together of all races, religions, and creeds who share in the common ideals of Western values, individual liberty, and the free exchange and flow of information. At Gab, it is our mission to provide people with the tools they need to create and shape their own experience.

Going Concern
The Company has incurred losses from operations and had an accumulated deficit of $1,331,413 as of December 31, 2019. Additionally, the Company had negative cash flows from operations totaling $808,995 for the year ended December 31, 2019. We will incur additional costs for the development and maintenance of our networking platform along with general operating costs. These factors raise doubt about the Company's ability to continue as a going concern.

The Company raised approximately $2 million in its 2017 and 2018 Regulation Crowdfunding offerings and commenced revenue-generating activities in 2017. Based on the Company's cash balance of $31,255 as of December 31, 2019 and increasing income from premium subscription services, management believes that the factors indicating substantial doubt about the Company's ability to continue as a going concern are alleviated, and that the Company will have sufficient access to capital over the next twelve months to continue normal operating activities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2019 and 2018. Fair values of the Company's financial instruments were assumed to approximate carrying values because of the instruments' short-term nature.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Cryptocurrency Holdings
At times, we may hold cryptocurrency-denominated assets such as Bitcoin, Litecoin or Ether and we include them in other current assets in our balance sheet. Cryptocurrency-denominated assets are recorded at the lower of cost or market based on an average unit cost. On an interim basis, we recognize decreases in the value of these assets caused by market declines. Subsequent increases in the value of these assets through market price recoveries during the same fiscal year are recognized in the later interim period, but may not exceed the total previously recognized decreases in value during the same year. Gains or losses resulting from changes in the value of our cryptocurrency assets are recorded in other income (expense) in our statement of operations.

We occasionally use our cryptocurrencies to purchase other cryptocurrencies. Gains and losses realized on these non-cash transactions are also recorded in other income (expense) in our statement of operations and are presented as an adjustment to reconcile net loss to net cash used in operating activities in our statement of cash flows.

During the years ended December 31, 2019 and 2018, the Company realized gains of $1,213 and $0, respectively, in the statement of operations. The following table presents the cryptocurrencies held by the Company as of December 31, 2019 and 2018. All amounts are in U.S. dollars at historical cost.

	December 31, 2019	December 31, 2018
Bitcoin Cash (BCH)	$ 4	$ 36
Bitcoin (BTC)	27,617	4,238
Litecoin (LTC)	88	—
Ether (ETH)	1	25
	$ 27,710	$ 4,299

Internal Use Software
We incur software development costs to develop software programs to be used solely to meet our internal needs and cloud-based applications used to deliver our services. In accordance with Accounting Standards Codification ("ASC") 350-40, *Internal-Use Software*, we capitalize development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed and the software will be used to perform the function intended. No costs have been capitalized to date.

Intangible Assets
The Company's intangible assets are comprised of its trademark and web domain. These intangible assets were determined to be indefinite-lived and are reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. The impairment testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined. As of December 31, 2019 and 2018, intangible assets were comprised of the following:

	December 31, 2019	December 31, 2018
Trademark	$ 14,484	$ 14,484
Website domain	351,350	341,010
Total	$ 365,834	$ 355,494

Fixed Assets

Computer equipment are recorded at cost. Depreciation and amortization are computed principally by the straight-line method based upon the estimated useful lives of the assets. Expenditures for major renewals and betterments that extend the useful lives are capitalized. Expenditures for maintenance and repairs that do not improve or extend the life of the respective asset are expensed when incurred.

Equity Offering Costs

The Company accounts for offering costs in accordance with ASC 340, *Other Assets and Deferred Costs*. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed. Offering costs of $0 and $86,776 related to the Company's Regulation Crowdfunding offerings were charged to stockholders' equity during the years ended December 31, 2019 and 2018, respectively. Offering costs of $0 and $150,000 related to a planned Regulation A offering were capitalized as of December 31, 2019 and 2018, respectively. Subsequent to December 31, 2018, the Company abandoned its planned Regulation A offering, and the deferred offering costs of $150,000 as of December 31, 2018 were deemed recoverable 2019.

Stock-based Compensation

The Company accounts for stock options issued to employees under ASC 718, *Share-Based Payment* ("ASC 718"). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505, *Equity*. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

To date, the Company has not issued any share-based payments to its employees or non-employees.

Revenue Recognition

Effective January 1, 2018, the Company adopted the new revenue standards prescribed by Accounting Standards Update ("ASU") 2014-09 and its related amendments, using the modified retrospective approach. Results for reporting periods beginning after January 1, 2018 are presented under the new revenue standards while prior periods were not adjusted. The adoption of the new revenue standards did not have a significant impact on the Company's financial position or results of operations.

The Company recognizes revenue from its premium-user subscription model when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or determinable, and (iv) collectability is reasonably assured.

Subscription fees are collected primarily from credit cards at the beginning of the subscription period. Subscription revenues are recognized ratably over the subscription period, ranging from one month to one year. Amounts received from subscribers for which the performance obligations have not been fulfilled are recorded in deferred revenue.

Disaggregation of Revenue from Contracts with Customers
The Company had only one service type for the year ended December 31, 2019 and 2018:

	December 31, 2019	December 31, 2018
Premium subscription services	$ 145,272	$ 256,799

The following table disaggregates the Company's revenues based on the timing of satisfaction of performance obligations for the year ended December 31, 2019 and 2018.

	December 31, 2019	December 31, 2018
Performance obligations satisfied:		
At a point in time	$ —	—
Over time	145,272	256,799
Total	$ 145,272	$ 256,799

Contract balances
Contract assets are recorded when services are performed in advance of the Company's unconditional right to payment. There were no contract assets as at December 31, 2019 and 2018.

Contract liabilities are recorded when cash payments are received or due in advance of performance and are reflected in deferred revenue on the balance sheet.

Income Taxes
The Company is taxed as a corporation. Accordingly, the Company applies ASC 740, *Income Taxes* ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Loss per Common Share
The Company presents basic loss per share ("EPS") and diluted EPS on the face of the statement of operations. Basic loss per share is computed as net loss divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants, and other convertible securities. For periods in which we incur a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted EPS calculations. For the years ended December 31, 2019 and 2018, the Company had no dilutive securities outstanding.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution, which it believes to be creditworthy, located in the United States of America. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in the ASC. There have been a number of ASUs to date that amend the original text of the ASC. The Company believes those updates issued-to-date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a significant impact on the Company.

NOTE 3 – GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Since Inception, the Company relied on donations made by our users, funds raised through Regulation Crowdfunding offerings in 2017 and 2018, and increasing premium subscription revenue, which commenced in 2017. We will incur significant additional costs for the development and maintenance of our networking platform, marketing, and ongoing operational costs. These matters raise substantial doubt about the Company's ability to continue as a going concern. The Company intends to fund operations with existing capital from its Regulation Crowdfunding offerings, subscription revenue, and additional equity financings. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned operations, which could harm our business, financial condition, and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatened litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Class A Voting Common Stock

The Company has authorized 12,000,000 shares of Class A voting common stock with $0.0001 par value. The Company issued 9,000,000 shares to its founders for $900, subject to a restricted stock purchase agreement. One-quarter of the founders' restricted shares vest one year after the commencement date stated in their agreements, and the remaining restricted shares vest monthly over the 48 months thereafter. During the year ended December 31, 2018, the Company repurchased 3,000,000 shares for $70,000 from two of its founders upon their separation from the Company.

Class B Non-Voting Common Stock

The Company has also authorized 8,000,000 shares of Class B non-voting common stock with $0.0001 par value. During the year ended December 31, 2018, the Company sold 251,040 shares of Class B non-voting common stock through a Regulation Crowdfunding offering. The Company received gross proceeds of $1,002,521, for which there was a subscription receivable of $100,213 as of December 31, 2018. In connection with this offering, the Company incurred offering costs of $86,776, which reduced additional paid-in capital. During the year ended December 31, 2019, the Company sold 10,277 shares of Class B non-voting common stock through a Regulation Crowdfunding offering and the Company received gross proceeds of $139,074. In connection with this offering, the Company offering costs of $22,078, which reduced additional paid-in capital

Series A Preferred Stock

The Company has authorized 4,000,000 shares of preferred stock, 1,500,000 shares of which are designated as "Series A Preferred Stock". During the year ended December 31, 2019, the Company sold 7,192 shares of Series A Preferred Stock. The Company received gross proceeds of $49,144.

Stock Incentive Plan

In 2016, the Company's Board of Directors adopted the Gab AI Inc. 2016 Stock Option / Stock Issuance Plan (the "2016 Plan"). The 2016 Plan provides for the grant of equity awards to employees and consultants, including stock options, stock purchase rights, and restricted stock units. Up to 1,000,000 shares of the Company's common stock may be issued pursuant to awards granted under the 2016 Plan. The 2016 Plan is administered by the Board of Directors and expires ten years after adoption, unless terminated earlier by the Board. To date, no options or shares have been issued under the 2016 Plan.

NOTE 6 – INCOME TAXES

The following table presents the current and deferred tax provision for federal and state income taxes for the years ended December 31, 2019 and 2018:

	December 31,	
	2019	2018
Current tax provision		
Federal	$ —	$ —
State	—	—
	$ —	$ —
Deferred tax (benefit) provision		
Federal	$ (281,000)	$ (124,000)
State	(134,000)	(59,000)
	(415,000)	(183,000)
Valuation allowance	415,000	183,000
Provision for income taxes	$ —	$ —

Reconciliations of the US federal statutory rate to the actual rate consist of the federal and state tax benefit at a combined statutory rate of 29% and a valuation allowance. The components of our deferred tax assets for federal and state income taxes consisted of approximately $415,000 attributable to a net operating loss carryover and an offsetting valuation allowance of the same amount.

We had available approximately $1,337,000 in US tax net operating loss carryforwards. Net operating loss carryforwards start to expire in 2037 or 20 years for federal income and state tax reporting purposes. The Company is subject to tax in the US and files tax returns in the US federal jurisdiction and Pennsylvania state jurisdiction. The Company is subject to US federal, state, and local income tax examinations by tax authorities for all periods starting in 2016. The Company currently is not under examination by any authority.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2019. Except as disclosed below, there have been no other events or transactions during this time which would have a material effect on these financial statements.

In March 2020, the World Health Company recognized the novel strain of coronavirus COVID-19, as a pandemic. The coronavirus outbreak has severely impacted economic activity across the world. The Company's Management are in discussion to identify and limit the negative long-term implications of this pandemic to the Company. Given the uncertainty of the spread and long-term impacts of the coronavirus, the related financial impact to the Company, if any, cannot be determined at this time.